

March 19, 2014

<u>Via E-mail</u>
Osamu R. Watanabe
General Counsel
Moelis & Company
399 Park Avenue, 5th Floor
New York, NY 10022

     Re: Moelis & Company
              Registration Statement on Form S-1
              Filed on March 4, 2014
              File No. 333-194306

Dear Mr. Watanabe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Moelis & Company, page 1

1.   We note your response to prior comment 9 and do not believe the changes you made in the prospectus are responsive. Please revise to indicate whether rapid revenue and market share growth are typical in a firm's early years and whether your growth relative to your peers can in any way be attributable to your operating history relative to theirs.

2.   We reissue prior comment 10 as the revision you made in the prospectus is not responsive. Revise to explain your role in the overall context of each transaction. You should take into consideration the scope of your assignment and fees earned. For example, in the Heinz transaction, it appears that you were the financial advisor to the transaction committee of the board of directors while two other firms acted as financial advisors to Heinz.

Our Key Competitive Strengths, page 4

3.   We note your statements regarding compound annual revenue growth here and on page
        71. If you experienced any years in which revenues and/or earnings decreased, please
        clarify your disclosures and quantify the decreases.

Unaudited Pro Forma Financial Information, page 47

Unaudited Pro Forma Condensed Combined Statement of Operations Year Ended December 31,
2013, page 48

4.   We note that the restricted stock units vest on a graded schedule over five years. Revise
        note (a) to disclose the percentage of stock awards that will vest each year so that a reader
        may tell whether the adjustment presented is indicative of the recurring future impact.

5.   Please refer to prior comment 5. Revise your disclosure in note (a) to disclose the
        amount of compensation expense related to the one time grant of fully vested shares of
        Class A common stock in addition to the number of shares issued.

6.   Please revise note (d) to provide a description of how you determined the weighted
        average amount of shares outstanding for the purposes of presenting pro forma earnings
        per share.

7.   We note from your disclosures on page 88 that restricted stock unit ("RSU") participants
        are eligible to receive additional RSUs in respect to any dividends you pay. Please revise
        your filing to specify whether these additional RSUs are non-forfeitable. If so, revise
        your filing to explain how you considered ASC 260-10-45-60A in determining whether
        your RSUs are participating securities and should be considered in your determination of
        basic earnings per share.

8.   We note from your response to prior comment 22 that you have concluded that your
        Class B common stock is economically insignificant. We note from your dividend policy
        on page 44 that your Class B common stock will participate equally with Class A
        common stock in future dividends. Please explain to us the criteria you used to determine
        that your Class B common stock is economically insignificant. To the extent you
        determine Class B common stock to be economically significant, please revise to include
        the shares in your measure of earnings per share or present earnings per share using the
        two-class method pursuant to ASC 260-10-45-60A, as appropriate.

Unaudited Pro Forma Condensed Combined Statement of Financial Condition As of December 31, 2013, page 50

9.   Please explain to us your consideration of temporary differences and the resulting deferred tax consequences related to your restricted stock unit grants. Specifically explain to us your consideration of ASC 718-740-25-2 in determining your pro forma adjustments for income taxes.

Business, page 68

10.   We note your responses to prior comments 4 and 29. Please include a separately captioned section regarding the business activities you will no longer engage in following the reorganization. Include quantifications here in addition to those made in the Pro Forma section.

Forum Selection Clause, page 98

11.   Please describe what impact you believe this clause will have on your shareholders.

Combined Financial Statements of the Advisory Operations of Moelis & Company Holdings LP

12.   Please refer to prior comment 31. We note your revised disclosures do not include the pro forma measure of earnings per share on the face of your historical financial statements to reflect the impact of your reorganization, as previously requested. You appear to be issuing stock for nominal consideration in connection with your reorganization into a corporation. Therefore, please revise your financial statements to present this measure as previously requested. Refer to ASC 260-10-S99-1.

Notes to the Combined Financial Statements

Note 4. Business Changes and Developments, page F-13

13.   We note your revised disclosure in response to prior comment 34. Please revise this disclosure to provide a description of your Class B shares and the various classes of partnership units. In this regard, we note your disclosure on page 44 that the Class B shares are entitled to receive dividends of the same type as any dividends payable on the Class A shares, your disclosure on page 49 that the Class A partnership units are convertible into Class A common shares, and your disclosure on page 35 that the Class B partnership units have the same economic rights as the Class B shares, which indicates that they could potentially participate in earnings in a manner similar to your Class B shares. Ensure that your disclosure addresses all features of the various instruments to be outstanding in enough detail to provide a reader of the instrument holder's ability to ultimately participate in the earnings of the company, whether through dividends, minority interest or conversion.

Note 7. Income Taxes, page F-17

14.   Please refer to prior comment 37. We note your response and that the net difference between the tax bases and the reported amounts of your assets and liabilities is $94 million, which appears significant to your financial results. We understand that you are currently a pass through entity for federal income tax purposes and that you will be converting to a C Corporation; however we continue to believe the disclosure is relevant to an understanding of your historical financial results since you were not a taxable entity during that time. Therefore, please revise to provide the previously requested disclosure pursuant to ASC 740-10-50-16 or provide additional information as to why the disclosure is not required or applicable.

Note 8. Equity-based Compensation, page F-19

15.   Please refer to prior comment 40. We note your revised disclosures discussing the assumptions used to value your equity based compensation awards. Please revise your disclosure to address the following:
   •   Disclose the actual discount rate and revenue multiples used in your valuation of these awards.
   •   We note that you have various types of equity awards, including equity awards to common partners that have no vesting period, management units issued when certain partners joined the Parent, management units for certain other partners that vest over 5 years and management units awarded to non-partner employees that vest over 4 years. Revise your disclosure to discuss how your valuation model takes into account the various vesting conditions of each type of award.
   •   Revise to disclose whether these units all participate equally in any distributions and allocations of profits or losses. If not, describe the various terms of each of these awards and discuss how the variations in terms affect your valuation of them at the grant date.

12. Commitments and Contingencies, page F-24

16.   We note your response to prior comment 42. Please revise your disclosure to provide a description of the defined exit events that must occur that would cause the put option to become exercisable.

Part II, Item 16. Exhibits

17.   Based on your response to prior comment 44, we are unable to conclude that the agreement with Sumitomo Mitsui Banking Corporation and the Australian joint venture agreement are not material. Please file the agreements.

You may contact Jim Dunn at (202) 551-3724 or Rebekah Lindsey at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director